VIA EDGAR

May 7, 2014

Ms. Amy Miller

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Miller:

This letter responds to the comments on Post-Effective Amendment No. 83 to the Registrant’s registration statement on Form N-1A (“PEA 83”) on behalf of the Wasatch Micro Cap Fund (“Micro Cap Fund”) and Wasatch Micro Cap Value Fund (“Micro Cap Value Fund”) (collectively, the “Funds”) filed on EDGAR on March 7, 2014 that were provided to me by telephone on Wednesday, April 23, 2014 by the Securities and Exchange Commission (the “SEC”).

1.	Summary Section of Prospectus – Micro Cap Fund and Micro Cap Value Fund – Fees and Expenses of the Fund

SEC Comment:         Footnote 1 to the annual fund operating expenses table states that the Fund has contractually agreed to waive expenses and reimburse expenses until at least January 31, 2015. Pursuant to Item 3, Instruction 3(e) of Form N-1A, the expense limitation must be no less than one year from the effective date of the Fund’s registration statement. Please revise Footnote 1 accordingly.

Response:         The Registrant will make the changes as requested.

2.	Summary Section of Prospectus – Micro Cap Fund and Micro Cap Value Fund – Principal Strategies

SEC Comment:         The first sentence of the second paragraph of this section for each Fund states that “Under normal market conditions, we will invest at least 80% of the Fund’s net assets in the equity securities of micro-capitalization companies.” Rule 35d-1(d) of the Investment Company Act of 1940, as amended states that for purposes of the rule assets means net assets, plus the amount of any borrowings for investment purposes. Please revise each sentence to include the parenthetical (plus borrowings for investment purposes) after net assets.

Response:         The Registrant will make the changes as requested.

3.	Summary Section of Prospectus – Micro Cap Fund and Micro Cap Value Fund – Principal Strategies

SEC Comment:         The Micro Cap Fund considers a company to be a micro-capitalization company if its market capitalization, at the time of purchase is less than the larger of $1.5 billion or the market capitalization of the largest company in the Russell Microcap Index as of its most recent reconstitution date.

The Micro Cap Value Fund considers a company to be a micro-capitalization company if its market capitalization, at the time of purchase is less than the larger of $1.5 billion or the market capitalization of the largest company in the Russell Microcap Index as of its most recent reconstitution date.

Please revise each Fund’s investment strategy to include a range for market capitalization.

Response:         The Registrant filed Correspondence via EDGAR on August 15, 2013 responding to comments from the SEC regarding Post-Effective Amendment No. 77 to the Registrant’s registration statement on Form N-1A on behalf of the Wasatch Emerging Markets Small Cap Fund, Wasatch Small Cap Growth Fund and Wasatch Small Cap Value Fund. At that time, the SEC requested that each Fund’s investment strategy be revised to indicate that market capitalization, at the time of purchase, is the largest company in the particular index as of the most recent reconstitution (rebalancing) date of that index. The new disclosure establishes the high end of the market cap range for these funds. We agreed to the revision and the disclosure was modified accordingly. For example, the disclosure for the Small Cap Value Fund is set forth below.

“The Small Cap Value Fund considers a company to be a small-capitalization company if its market capitalization, at the time of purchase, is less than the larger of $3 billion or the market capitalization of the largest company in the Russell 2000 Index as of its most recent reconstitution date.”

The Registrant’s purpose for revising the investment strategy in this filing is to clarify and conform the definition of the market capitalization, and the market cap range, for each of the Micro Cap Fund and Micro Cap Value Fund with the above disclosure agreed upon with the Staff for the Wasatch Small Cap Growth Fund and Wasatch Small Cap Value Fund. The Registrant believes that disclosure among the Wasatch Funds should be consistent. We have amended the language to be consistent with the SEC comment we received for the Small Cap Value Fund and Small Cap Growth Fund.

In addition, the reconstitution date is typically reset annually, effective in July. As a result, if the Registrant provided a range in the prospectus it would be stale information within six months since it would be provided for the prior year. As an example, the prospectus would be dated January 31, 2014 and the reconstitution information would be as of July 1, 2013. The Registrant believes that this would not be useful to a shareholder.

In light of the foregoing, we respectfully decline to incorporate the suggested language.

4.	Summary Section of Prospectus – Micro Cap Fund and Micro Cap Value Fund – Principal Strategies

SEC Comment:         The third sentence of the second paragraph of this section for each Fund states that “Equity securities include common stock, preferred stock and securities convertible into common stock, warrants and rights, and other securities with equity characteristics (which include any instrument tied to a specific security or basket of securities, such as equity-linked derivatives and notes, certain options on common stock, and exchange traded funds).”

(a)

Please revise and separate “other securities with equity characteristics (which include any instrument tied to a specific security or basket of securities, such as equity-linked derivatives and notes, certain options on common stock, and exchange traded funds)” into its own sentence.

(b)	Are other equity securities included in the 80% investment test for the Fund’s net assets?
(c)	Please confirm that derivatives are valued marked-to-market to the extent the Fund invests in derivatives.
(d)	Please confirm if the Fund invests in exchange traded funds then the Fund if applicable will disclose a line item in the fee table for acquired fund fees and expenses.

Response:

(a)

Registrant believes the current construction of the disclosure sufficiently and appropriately defines for shareholders what securities a shareholder should expect to be included in the 80% investment test consistent with the intent of Rule 35d-1. Separating the sentence as requested would detach the parenthetical portion from the definition of “equity security” requiring the addition of unnecessary disclosure also defining other securities with equity characteristics as . . . equity securities. Understanding the nature of the request, however, Registrant will revise the definition of equity securities as follows:

Equity securities include common stock, preferred stock and securities convertible into common stock, warrants and rights, and other instruments with equity characteristics (for example, participatory notes or derivatives linked to a basket of underlying equity securities, certain options on common stock, and exchange traded funds).

Further, Registrant will make conforming changes for the other equity funds in the investor class prospectus and SAI for consistency.
(b)	The securities within the parenthesis are defined as “equity securities.” Registrant confirms they are intended to be included in the 80% investment test.
(c)	Registrant confirms that derivatives are valued marked-to-market to the extent the Fund invests in derivatives.
(d)

Registrant confirms that the Fund follows the instructions to Item 3 of Form N-1A in calculating its acquired fund fees and expenses to disclose in the expense table of its prospectus. Registrant monitors acquired fund fees and expenses on an ongoing basis and includes a separate subcaption on the fee table for acquired fund fees and expenses as required under Instruction 3(f) to Item 3 of Form N-1A.

To the extent the aggregate acquired fund fees and expenses associated with exchange traded funds or other qualifying investment companies is equal to or greater than 0.01% of the average assets of the Fund, the appropriate disclosures are made in the Fund’s prospectus. Registrant notes that, in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A, if acquired fund fees and expenses do not exceed 0.01% of the average assets of the Fund, Registrant includes acquired fund fees and expenses in the expenses disclosed under the “Other Expenses” subcaption in lieu of including a separate subcaption on the fee table.

5.	Summary Section of Prospectus – Micro Cap Fund and Micro Cap Value Fund – Principal Strategies

SEC Comment:         The third paragraph of this section for each Fund states that “The Fund may invest up to 30% of its total assets at the time of purchase in securities issued by foreign companies in developed or emerging markets. Securities issued by companies incorporated outside the United States whose securities are publicly traded in the United States are not defined as foreign companies and are not subject to this limitation.”

Please revise “publicly traded” to “principally traded”.

Response:         The Registrant will make the change as requested.

6.	Summary Section of Prospectus – Micro Cap Fund and Micro Cap Value Fund – Principal Strategies

SEC Comment:         The Micro Cap Fund may invest a large percentage of its assets in a few sectors, including information technology, health care, industrials, financials and consumer discretionary. The Micro Cap Value Fund may invest a large percentage of its assets in a few sectors, including financials, information technology, consumer discretionary, consumer staples, industrials and health care.

Please confirm that neither Fund concentrates in any one industry.

Response:         Both Funds have a fundamental investment policy not to invest more than 25% of total assets (taken at market value at the time of each investment) in the securities of issuers in any particular industry.

7.	Summary Section of Prospectus – Micro Cap Fund – Principal Strategies

SEC Comment:         The fourth paragraph of this section states that “We focus on companies that we consider to be high quality, and we use a process of “bottom up” fundamental analysis to look for individual companies that we believe have superior growth potential.” Please provide a definition of “growth”.

Response:         Registrant will revise as follows: “We focus on companies that we consider to be high quality, and we use a process of “bottom up” fundamental analysis to look for companies that we believe have the potential to grow faster than domestic GDP.”

8.	Summary Section of Prospectus – Micro Cap Fund and Micro Cap Value Fund – Principal Risks

SEC Comment:         Each Fund states in its principal strategies that the Fund may invest in other securities with equity characteristics (which include any instrument tied to a specific security or basket of securities, such as equity-linked derivatives and notes, certain options on common stock, and exchange traded funds).”

Please revise Principal Risks to include a principal risk for exchange traded funds and for derivatives.

Response:         Registrant will make the change volunteered in response to Comment 4(a) above. As this portion of the strategy disclosure is definitional for the purposes of satisfying the 80% Rule 35d-1 test, the list of possible securities with equity characteristics are not principal strategies, i.e., the Fund has not and does not necessarily intend to invest a significant amount in other securities with equity characteristics (including equity-linked derivatives and exchange traded funds) sufficient to devote additional space to principal risk disclosure. Registrant believes the general stock market risk and stock selection risk in the principal risk section, and the exchange traded fund risk disclosure appearing in the Additional Information About the Funds section of the prospectus are sufficient. Additionally, as an additional non-principal risk disclosure related to participatory notes, Registrant will add the following to the Additional Information About the Funds section of the prospectus:

Equity-Linked Instruments Risk. The Equity Funds may invest in equity-linked instruments, including participatory notes. Such instruments are used to obtain exposure to an equity investment, including common stocks and warrants, in a local market where direct ownership is not permitted. The purchase of equity-linked instruments involves risks that are in addition to the risks normally associated with a direct investment in the underlying securities. The Fund is subject to the risk that the issuer of the instrument (i.e., the issuing bank or broker-dealer) is unable or refuses to perform under the terms of the instrument. Such instruments are also not traded on exchanges, are privately issued, and may be illiquid. There can be no assurance that the trading price or value of the instrument will equal the value of the underlying value of the equity securities to which they are linked.

Registrant will also add the following to the Investment Strategies and Risks section of the Funds’ Statement of Additional Information:

Equity-Linked Instruments. The Equity Funds may invest in equity linked instruments, including participatory notes. Investing in equity-linked instruments is a principal risk of the Frontier Emerging Small Countries Fund. Such instruments are used by investors to obtain exposure to an equity investment, including common stocks and warrants, in a local market where direct ownership is not permitted. In countries where direct ownership by a foreign investor is not allowed by local law (e.g., Saudi Arabia), an investor may gain exposure to the market through an equity-linked instrument, (e.g., a participatory note), which derives its value from a basket of underlying equity securities. Such instruments are intended to reflect the performance of the underlying equity securities on a one-to-one basis so that investors will not normally gain more in absolute terms than they would have had the invested in the underlying securities directly, and will not normally lose more than they would have lost had they invested in the underlying securities directly.

In addition to otherwise providing access to otherwise closed markets, equity-linked instruments can also act as a less expensive alternative to direct investment in markets where foreign ownership is permitted by reducing registration and transaction costs. It should not be assumed that equity-linked instruments will lessen the liquidity risks of a Fund.

Equity-linked instruments are generally structured and sold by a local branch of a bank or broker-dealer that is permitted to purchase equity securities in the local market. Pursuant to the terms of the instrument created, the Fund may tender the instrument for cash payment in an amount that reflects the current market value of the underlying investments, less program expenses, such as trading costs, taxes and duties. The instruments represent unsecured, unsubordinated contractual rights of the issuer. They do not typically confer any right, title or interest in respect to the underlying equity securities or provide rights against the issuer of the underlying securities.

The purchase of equity-linked instruments involves risks that are in addition to the risks normally associated with a direct investment in the underlying securities. The Fund is subject to the risk that the issuer of the instrument (i.e., the issuing bank or broker-dealer) is unable or refuses to perform under the terms of the instrument, also known as counter-party risk. While the holder of such instrument is entitled to receive from the issuer any dividends or other distributions paid on the underlying securities, the holder is not entitled to the same rights as an owner of the underlying securities, such as voting rights. Equity-linked instruments are also not traded on exchanges, are privately issued, and may be illiquid. There can be no assurance that the trading price or value of the instrument will equal the value of the underlying value of the equity securities to which they are linked.

9.	Summary Section of Prospectus – Micro Cap Value Fund – Principal Risks

SEC Comment:         The fifth paragraph of this section states that “While the Fund primarily invests in value companies, it may also invest in growth companies if the Advisor believes that current valuation is at a sufficient discount to the projected long term earnings growth rate.” Is investing in growth companies a principal strategy? If it is, please include a principal risk for growth stocks.

Response:         Registrant will include the following principal risk disclosure for the Micro Cap Value Fund:

Growth Stock Risk. Growth stock prices may be more sensitive to changes in current or expected earnings than the prices of other stocks, and they may fall or not appreciate in step with the broader securities markets. Further, incorrect assumptions about projected long term earnings growth rate may result in the stock not performing as expected, reducing the Fund’s returns.

10.	Summary Section of Prospectus – Micro Cap Value Fund – Principal Strategies

SEC Comment:         The seventh paragraph of this section states that “We typically look for companies that we believe fall into one of these three categories at the time of purchase:

Undiscovered Gems — Companies with good growth potential which have yet to be broadly discovered by Wall Street analysts, thus leaving them attractively undervalued relative to their expected growth.

Fallen Angels — High quality growth companies that have experienced a temporary setback and therefore have appealing valuations relative to their long term growth potential.

Value Momentum — Valuation is inexpensive relative to history, but catalyst for future growth has been identified.”

In light of the disclosure, please review corresponding principal risks. Does the Registrant believe that principal risks are appropriate?

Response:         The Registrant believes that the disclosure is appropriate.

11.	Prospectus – Additional Information about the Funds – Additional Information about Investment Strategies and Risks

SEC Comment:         Please distinguish between principal investment strategies and non-principal strategies for each Fund.

Response:         Disclosure distinguishing between principal and non-principal strategies is currently included in the first paragraph under Additional Information about Investment Strategies and Risks.

12.	Prospectus – Additional Information about the Funds – Additional Information about Investment Strategies and Risks

SEC Comment:         Convertible Securities are included in this section. Is this a principal investment strategy? If yes, please include disclosure in the principal strategies and principal risks summary section for the applicable Fund as required by Item 4 of Form N-1A.

Response:         Registrant does not consider the purchase of convertible securities to be a principal risk of either Fund and therefore has included convertible securities risk in this section as an additional risk for all Equity Funds.

13.	Prospectus – Additional Information about the Funds – Additional Information about Investment Strategies and Risks

SEC Comment:         Exchange traded funds are included in this section. Is this a principal investment strategy? If yes, please include disclosure in the principal strategies and principal risks summary section for the applicable Fund as required by Item 4 of Form N-1A.

Response:         Investing in exchange traded funds (“ETFs”) is not a principal strategy for the Funds.

Each Fund does not intend to invest a significant amount of its assets in exchange traded funds. Various ETFs have, however, received exemptive relief from Section 12(d)(1) of the 1940 Act permitting other investment companies (such as the Wasatch Funds), to invest in the respective ETF beyond the limitations imposed by Section 12(d)(1) of the 1940 Act (the “ETF Orders”). Wasatch Funds rely on certain ETF Orders and therefore may invest in the respective ETFs beyond the limits of Section 12(d)(1), subject to the terms and conditions of the ETF Orders. Among other things, the ETF orders generally require the investing funds to provide certain disclosure regarding these investments if certain thresholds are met. The ETF disclosure is intended to comply with the conditions of the ETF Orders.

14.	Prospectus – Additional Information about the Funds – Cash/Temporary Defensive Positions

SEC Comment:         Item 9(b), Instruction 6 states that the registrant disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Also disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

Please consider revising this section. The first and third paragraphs are duplicative. The last sentence of the second paragraph should be clarified.

Response:         Registrant will delete the last sentence of the first paragraph, and will delete “by increasing its holdings in cash, money market instruments or repurchase agreements” from the first sentence of the third paragraph. The disclosure is structured to provide, first, that the Funds may, from time to time, take temporary defensive positions, second, what temporary actions the Funds may take, and, third, the effects of taking such temporary defensive positions, consistent with Item 9(b), Instruction 6.

15.	Prospectus – Management-Management Fees and Expense Limitations

SEC Comment:         Please modify the last sentence of the fourth paragraph to extend the contractual limitation to be no less than one year from the effective date of the Fund’s registration statement.

In addition, the third paragraph states that “The Advisor has contractually agreed to limit the expenses for the Investor Class shares of each Fund at least through January 31, 2015, to a certain percentage of average net assets computed on a daily basis, subject to the following: the Advisor will pay all expenses, excluding dividend expense on short sales/interest expense, interest, taxes, brokerage commissions, other investment related costs and extraordinary expenses, in excess of such limitations.” Please consider listing all expenses instead of listing the exclusions.

Response:         The Registrant will make the change as requested for the contractual limitation.

With respect to listing all of the expenses, the Registrant believes that the disclosure is appropriate for shareholders. It would be more cumbersome to list all expenses for the Fund since it would be an extensive list.

16.	Statement of Additional Information – Investment Strategies and Risks

SEC Comment:         Please indicate if Convertible Securities and Exchange Traded Funds are principal strategies.

Response:         Investing in ETFs is disclosed as a principal investment strategy for the Strategic Income Fund in the SAI under the Investment Strategies and Risks section. Investing in convertible securities is an approved strategy for all the equity funds, which is also disclosed in the Investment Strategies and Risks section of the SAI.

17.	Statement of Additional Information – Investment Strategies and Risks

SEC Comment:         The Funds invest in short sales. Please confirm that a Fund will include a line item “Dividends on Short Sales/Interest Expense” in the Fee Table in the Prospectus if applicable.

Response:         The Fund confirms that it will include the line item if applicable.

******

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Managing Counsel

cc:	R. Biles